Exhibit 99.2

The tender offer for outstanding common stock of Excel described in this transcript has not yet been commenced. The transcript contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Excel. At the time the tender offer is commenced, GSI and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Excel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. GSI, Purchaser and Excel intend to mail these documents to the stockholders of Excel. These documents will contain important information about the tender offer, and stockholders of Excel are urged to read them carefully when they become available. Stockholders of Excel will be able to obtain a free copy of these documents (when they become available) and other documents filed by Excel or GSI with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from GSI by contacting GSI at 125 Middlesex Turnpike, Bedford, Massachusetts 01730, attention: Investor Relations, or from Excel by contacting Excel at 41 Research Way, East Setauket, New York 11733, attention: Investor Relations.

GSI GROUP CORPORATION

Moderator: Ray Ruddy

July 10, 2008

8:30 a.m. ET

Operator:	Good morning. My name is (Amanda), and I will be your conference operator today.

At this time, I would like to welcome everyone to the GSI announcement conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you have already done so, please press the pound sign now, then press star one again to insure that your question is registered. If you would like to withdraw your question, press the pound key.

Thank you. Mr. Ruddy, you may begin your conference.

Ray Ruddy:	Thank you, operator. Good morning. Thank you for attending our conference call on the Excel Technology acquisition. This call is being broadcast live over the internet in listen-only mode at gsig.com.

Dr. Sergio Edelstein, President and CEO, and Bob Bowen, Vice President and Chief Financial Officer, join us this morning.

Following these introductory statements, Sergio will discuss the rationale for the deal, and lastly Bob will review financial considerations and metrics.

We will provide additional guidance during our upcoming regularly-scheduled earnings call on July 31st, and this call today is not a substitute for that call.

Due to time constraints, we will be limiting the call to approximately 30 minutes in duration.

The following presentation will include forward-looking statements within the meaning of the Federal Securities laws, including statements about the company’s expected sales performance, operating results, financial conditions, and business strategy. These statements are subject to a number of risks and uncertainties, including those detailed in the company’s press release issued today, and in its 10-K and other filings with the Securities and Exchange Commission that could cause actual results and outcomes to differ materially from those projected in the forward-looking statements. Assumptions may change over time.

Please remember that these statements speak only as of today’s date, and GSI will not be updating them.

You are encouraged to review the written risk factors and business information set forth in GSI’s SEC filings carefully before making any investment decisions.

I would now like to turn the call over to Dr. Sergio Edelstein.

Sergio Edelstein:	Good morning, everyone. Thank you for attending our call.

We are pleased to inform you that we have signed a purchase agreement to acquire Excel Technology. Excel designs, develops, manufactures and markets lasers, electro optical components, and laser systems.

This acquisition will nearly double the revenues of GSI’s precision technology segment and will expand very significantly our presence in several of our most attractive non-semiconductor markets, particularly lasers and precision motion components.

In that sense, I view this acquisition as a transformational event for GSI.

The set of products and technologies offered by GSI and by Excel are remarkably complimentary. Together the combined company will offer a full suite of key laser technologies. Excel possesses industry leading CO2, ultra fast, dial pump, and high energy laser technologies, among others, which will be complimented by GSI’s industrial (yag) and fiber laser technologies.

Both companies will also contribute complimentary laser scanning technologies.

The two companies’ regional strengths are also highly complimentary. GSI sales and service offices in key Asian countries will be able to offer customers a much expanded product portfolio.

For example, Excel has a set of non-semiconductor laser system businesses which will gain access to expanded markets, particularly in Asia.

In turn, Excel’s offices in regions such as Southeast Asia will open up new regional markets to GSI’s products.

As a result of these complimentary strengths, we anticipate that over time the combined company will realize a substantial market expansion as well as significant cross selling of our broader portfolio into each other’s customer bases.

In the short term, we also anticipate a considerable amount of cost synergies and expect this transaction to be accretive to our fiscal 2009 non-GAAP earnings per share as defined in our press release.

In summary, I believe this acquisition will result in the creation of a very significant value for GSI’s shareholders and customers.

With that, I will now turn the call over to Bob.

Bob Bowen:	Thank you, Sergio.

We are extremely excited about this transaction. As Sergio described, we believe it fundamentally repositions GSI as a leading laser and precision motion company with lower top line volatility and stronger cash flow attributes.

As indicated in our press release, the acquisition will be affected through a cash tender offer for all outstanding shares of Excel common stock at a price of $32 per share.

The boards of directors of both companies have unanimously approved the transaction.

Excluding the impact of any acquisition and purchase accounting related charges, we expect the transaction will be accretive to non-GAAP cash EPS in 2009 as defined in our press release.

The tender offer is expected to commence on or about July 23rd, 2008. Subject to customary conditions and regulatory approvals, we expect that the transaction will close in the third fiscal quarter.

GSI intends to pay the aggregate purchase price through a combination of available cash and external financing, which has been secured by means of a five-year mezzanine debt note in the amount of 210 million with an 11 percent coupon and warrants equal to $150 for each one thousand of bonds.

The mezzanine debt note is 50 percent pre-payable after one year, and 100 percent pre-payable after three years without penalty.

Conservatively, we believe the deal will generate $6 to $8 million of cost synergies in 2009.

In addition, as Sergio mentioned, there will be geographic and other cost selling based revenue synergies that we have not quantified as of this time.

We are also reaffirming that our second quarter results will be slightly above the mid point of the previously-stated range with revenue expected between $64 and $68 million – with revenue expected between $64 and $68 million and earnings per share of approximately two cents.

We will provide more details about this transformational transaction on our second quarter earnings call currently scheduled for Thursday, July 31st, 2008.

With that, we will now take questions. Operator?

Operator:	If you would like to ask a question at this time, please press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question is from (Brian Piccione) with BMO Capital.

(Brian Piccione):	Hear me OK?

Sergio Edelstein:	Yes. Hi (Brian).

(Brian Piccione):	Hi. You went through the debt data fairly quickly for me. I apologize.

What’s the size of the debt offering again?

Bob Bowen:	It’s 210 million.

(Brian Piccione):	OK. And it’ll pay an 11 percent cash coupon?

Bob Bowen:	That’s correct.

(Brian Piccione):	OK. And there were details about warrants, I think it was?

Bob Bowen:	Yes. There are warrants that will be issued equivalent to $150 for each $1000 of debt.

(Brian Piccione):	OK. That’s all I have for now. Thank you.

Operator:	Again, if you would like to ask a question, please press star one on your telephone keypad.

Your next question is from (Chuck Murphy) with Sidoti and Company.

(Chuck Murphy):	Good morning, guys.

Bob Bowen:	Hi, (Chuck).

(Chuck Murphy):	Can you just talk about, you know, the likelihood that the deal’s going to pass kind of regulatory or, you know, antitrust, you know, measures?

Sergio Edelstein:	Well, we’re getting ready to enter that phase of the process at this point, and at this point in time with the information we have, we’re not anticipating problems.

(Chuck Murphy):	Like even with the (galvos)?

Sergio Edelstein:	With all the business. We’ve gone through all the business on both companies, and we believe in general the two companies are complimentary and with very limited overlap, and we’ve looked at all the businesses, and at this point we’re not anticipating problems.

(Chuck Murphy):	And where exactly would you expect those cost synergies to come from?

Sergio Edelstein:	There’s a number of areas. One, of course, is duplication of our corporate spending …

(Chuck Murphy):	Yes.

Sergio Edelstein:	… you know, the cost associated with two publicly traded companies, and some executive cost savings …

(Chuck Murphy):	Yes.

Sergio Edelstein:	… and then some combinations of some of the basic functions in a few of the businesses where we have opportunities to join forces and then realize some savings.

So we’ve provided a conservative number based on the amount of planning we have been able to do up to this point. With that said, there’s a considerable amount of work that remains to be done to put our plan in place to integrate the two companies.

(Chuck Murphy):	That was going to be my next question. To what degree do you plan to integrate and, you know, what will, if any, there be a role for Excel’s management?

Sergio Edelstein:	Well, at the executive level, I will be the CEO of the combined company …

(Chuck Murphy):	Yes.

Sergio Edelstein:	… and then at the line operating level, by business unit, at this point the two companies are run as a collection of sets of business units with business unit leaders in charge of each of the products, and so there’s high compatibility at that level.

(Chuck Murphy):	Yes.

Sergio Edelstein:	So we are anticipating a fairly seamless integration for that reason.

(Chuck Murphy):	OK. And so will Excel all fall under the precision category, or will there be a new segment reporting?

Sergio Edelstein:	Well, we have been reporting our segment – system segment, our semiconductor systems.

(Chuck Murphy):	Yes.

Sergio Edelstein:	That segment has been 40 percent of our company so far, and it would now be approximately 20 percent of the combined company.

So …

(Chuck Murphy):	Yes.

Sergio Edelstein:	… so the businesses brought into the combined company by Excel are largely non – are all non-semiconductor businesses that pretty much expands the portfolio that we now report under precision technology.

(Chuck Murphy):	Yes. OK. So, I mean, you’re saying that all of Excel’s going to be in precision technology?

Sergio Edelstein:	Yes. We don’t have at this point any plans to change the way we report the results.

(Chuck Murphy):	OK. I was just wondering, you know, how the – how Excel’s numbers are going to be segmented, you know, into your – I mean, like somebody (Quantronics). I mean, is (Quantronics) going to be precision technology or semiconductor systems?

Bob Bowen:	Yes. (Chuck), I think initially we’re going to put all of Excel underneath the precision technology segment …

(Chuck Murphy):	OK.

Bob Bowen:	… and we’ll, you know, as we work through the process, we might revisit that, but that’s going to be our initial approach.

(Chuck Murphy):	OK. Great. That’s all I have for now. Thanks.

Bob Bowen:	Thank you, (Chuck).

Operator:	Again, if you would like to ask a question, press star then the number one on your telephone keypad. Your next question is from (Jonathan Tinnick) with (Pencewater).

(Jonathan Tinnick):	Congratulations. Great transaction.

Bob Bowen:	Thank you.

(Jonathan Tinnick):	Was this run through an auction process or was this just a one-off transaction?

Sergio Edelstein:	This transaction came about by direct one-on-one discussions between Antoine Dominic, Excel’s CEO, and myself, so it’s been very much a discussion between the two companies to understand the industrial logic, the rationale for the merger, the areas of (complimentarity), and then to proceed to discussions on the details of the transaction and the commercial aspects of it.

(Jonathan Tinnick):	Is there a (termination fee) in the event of a superior proposal?

Bob Bowen:	Yes, there is a (termination fee). There’s a $9 million breakup fee.

(Jonathan Tinnick):	Thank you.

Bob Bowen:	You’re welcome.

Operator:	At this time, there are no further questions. Do you have any further remarks?

Ray Ruddy:	Thank you very much. We look forward to seeing all investors on our regularly-scheduled Q2 earnings call on July 31st.

Operator:	Thank you for participating in today’s conference call. You may now disconnect.

END